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                                                                   EXHIBIT 99.15



                           FORM OF DISTRIBUTION PLAN
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                               DISTRIBUTION PLAN

  This Distribution Plan (the "Plan") is adopted in accordance with Rule 12b-1 (the Rule") under the Investment Company Act of 1940, as amended (the "Act"), by Montana Tax-Free Fund, Inc. (the "Fund"), a corporation organized under the laws of the State of North Dakota, subject to the following terms and conditions:

          Section 1. Annual Fee.

  The Fund will pay to ND Capital, Inc. ("Capital"), a corporation organized under the laws of the State of North Dakota, an annual fee for certain expenses incurred by Capital in connection with the offer and sale of the Fund's shares. The annual fee paid to Capital under the Plan will be calculated daily and paid monthly by the Fund at the annual rate of 0.750% of the average daily net assets of the Fund.

          Section 2. Expenses Covered by Plan.

  The annual fee paid to Capital under Section I of the Plan may be used by Capital to cover any expenses primarily intended to result in the sale of the Fund's shares, including, but not limited to: (a) sales commissions and other fees paid to dealers who sell Fund shares; (b) payments made to, and expenses of, persons who provide support services in connection with the distribution of the Fund's shares, including, but not limited to, office space and equipment, telephone facilities, answering routine inquiries regarding the Fund, processing shareholder transactions, and providing any other shareholder services not otherwise provided by the Fund's transfer agent; (c) costs relating to the formulation and implementation of marketing and promotional activities, including, but not limited to, direct mail promotions and television, radio, newspaper, magazine, and other mass media advertising; (d) costs of printing and distributing prospectuses, statements of additional information, and reports of the Fund to prospective shareholders of the Fund; (e) costs involved in preparing, printing, and distributing advertising and sales literature pertaining to the Fund; and (f) costs involved in obtaining whatever information, analyses, and reports with respect to marketing and promotional activities that the Fund may, from time to time, deem advisable.

          Section 3..Approval by Shareholders.

  The Plan will not take effect, and no fee will be payable in accordance with
Section 1 of the Plan, until the Plan has been approved by a vote of at least a majority of the outstanding voting securities of the Fund.
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          Section 4. Approval by Directors.

  Neither the Plan nor any related agreements will take effect until approved by a majority vote of both (a) the full Board of Directors of the Fund and (b) those Directors who are not interested persons of the Fund and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to it (the "Qualified Directors"), cast in person at a meeting called for the purpose of voting on the Plan and the related agreements.

          Section 5. Continuance of the Plan.

  The Plan will continue in effect for so long as its continuance is specifically approved at least annually by the Fund's Board of Directors in the manner described in Section 4 above.

          Section 6. Termination.

  The Plan may be terminated at any time with respect to the Fund by a majority vote of the Qualified Directors or by vote of a majority of the outstanding voting securities of the Fund. Any agreement related to the Plan may be terminated at any time, without the payment of any penalty, by a majority vote of the Qualified Directors or by vote of a majority of the outstanding voting securities of the Fund on not more than sixty days' written notice to any other party to the agreement and will automatically terminate in the event of its assignment.

          Section 7. Amendments.

The Plan may not be amended so as to increase materially the amount of the fee described in Section I above with respect to the Fund, unless the amendment is approved by a

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vote of at least a majority of the outstanding voting securities of the Fund.
In addition, no material amendment to the Plan may be made unless approved by the Fund's Board of Directors in the manner described in Section 4 above.

          Section 8. Selection of Certain Directors.

  While the Plan is in effect, the selection and nomination of the Fund's Directors who are not interested persons of the Fund will be committed to the discretion of the Directors then in office who are not interested persons of the Fund.

          Section 9. Written Reports.

  In each year during which the Plan remains in effect, any person authorized to direct the disposition of moneys paid or payable by the Fund pursuant to the Plan or any related agreement will prepare and furnish to the Fund's Board of Directors, and the Board will review, at least quarterly, written reports, complying with the requirements of the Rule, which set out the amounts expended under the Plan and the purposes for which those expenditures were made.

          Section 10. Preservation of Materials.

The Fund will preserve copies of the Plan, any agreement relating to the Plan, and any report made pursuant to Section 9 above for a period of not less than six years (the first two years in an easily accessible place) from the date of the Plan, agreement, or report.

          Section 11. Meanings of Certain Terms.

As used in the Plan, the terms "interested person" and "majority of the outstanding voting securities" will be deemed to have the same meaning that those terms have under the Act and the rules and regulations under the Act, subject to any exemption that may be granted to the Fund under the Act by the Securities and Exchange Commission.

               Section 12..Limitation of Liability.

The execution of the Plan by an officer of the Fund has been authorized by both the

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Fund's Board of Directors and the sole shareholder of the shares of the Fund.
In undertaking those actions, the officer, the Board of Directors, and the sole shareholder have each acted on behalf of the Fund. In addition, the obligations imposed under the Plan are binding only upon the assets and property of the Fund and are not binding upon the officer executing the Plan, the Fund's Board of Directors, or the sole shareholder of the shares of the Fund.

          IN WITNESS WHEREOF, the Fund has executed the Plan as of

           May 17 , 1993
                                             MONTANA TAX-FREE FUND, INC.
                                             By: /Robert E. Walstad/
                                                 President

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